EXHIBIT 99.2

Vanguard Health Systems, Inc.
Supplementary Financial Information

Adjusted EBITDA Margin
Presentation of Most Directly Comparable GAAP Financial Measure (Net Income Margin)
and Reconciliation of Adjusted EBITDA to Net Income Margin

(in millions, unaudited)	Quarter ended June 30,		Year ended June 30,	
	2003	2004	2003	2004
Adjusted EBITDA	$ 33.7	$ 51.2	$ 108.7	$ 173.0
Total revenues	402.9	469.2	1,340.5	1,782.8
Adjusted EBITDA Margin	**8.4%**	**10.9%**	**8.1%**	**9.7%**
Adjusted EBITDA	$ 33.7	$ 51.2	$ 108.7	$ 173.0
Interest, net	(10.0)	(10.7)	(34.9)	(43.1)
Income tax expense	(3.5)	(6.5)	(10.9)	(24.9)
Depreciation and amortization	(14.9)	(18.0)	(46.9)	(64.7)
Minority interests	(0.3)	0.2	(0.7)	2.5
Equity method income	0.4	(1.1)	1.6	1.5
Non-cash stock compensation	-	-	-	(0.1)
Gain (loss) on sale of assets	(0.1)	-	-	0.8
Debt extinguishment costs	-	(4.9)	-	(4.9)
Net income	$ 5.3	$ 10.2	$ 16.9	$ 40.1
Total revenues	$ 402.9	$ 469.2	$ 1,340.5	$ 1,782.8
Net income margin	**1.3%**	**2.2%**	**1.3%**	**2.2%**

Vanguard Health Systems, Inc.
Supplementary Financial Information

Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Debt to LTM Net Income Ratio)
and Reconciliation of Leverage Ratio to Debt to LTM Net Income Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)	As of June 30, 2004
Consolidated debt, as defined by credit facility	$ 472.6
LTM Adjusted EBITDA, as defined by credit facility	$ 176.2
Leverage ratio, as defined by credit facility	**2.68x**
Maximum leverage ratio requirement	*5.50*x
Reconciliation to most directly comparable GAAP measure:	
Consolidated debt, as defined by credit facility	$ 472.6
Add: Cash and cash equivalents	108.1
Add: Debt incurred for specified construction projects	42.8
Consolidated debt	$ 623.5
LTM Adjusted EBITDA, as defined by credit facility	$ 176.2
Adjusted EBITDA related to pre-ownership periods of acquisitions	(3.2)
LTM interest, net	(43.1)
LTM income tax expense	(24.9)
LTM depreciation and amortization	(64.7)
LTM minority interests	2.5
LTM equity method income	1.5
LTM non-cash stock compensation	(0.1)
LTM gain on sale of assets	0.8
LTM debt extinguishment costs	(4.9)
LTM net income	$ 40.1
Debt to LTM net income ratio	**15.55x**

Vanguard Health Systems, Inc.
Supplementary Financial Information

Senior Leverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (Senior Debt to LTM Net Income Ratio)
and Reconciliation of Senior Leverage Ratio to Senior Debt to LTM Net Income Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)		As of June 30, 2004
Consolidated senior debt, as defined by credit facility	$	155.0
LTM Adjusted EBITDA, as defined by credit facility	$	176.2
Senior Leverage ratio, as defined by credit facility		**0.88x**
Maximum leverage ratio requirement		*3.25*x
Reconciliation to most directly comparable GAAP measure:		
Consolidated senior debt, as defined by credit facility	$	155.0
Add: Cash and cash equivalents		108.1
Add: Debt incurred for specified construction projects		42.8
Consolidated senior debt	$	305.9
LTM Adjusted EBITDA, as defined by credit facility	$	176.2
Adjusted EBITDA related to pre-ownership periods of acquisitions		(3.2)
LTM interest, net		(43.1)
LTM income tax expense		(24.9)
LTM depreciation and amortization		(64.7)
LTM minority interests		2.5
LTM equity method income		1.5
LTM non-cash stock compensation		(0.1)
LTM gain on sale of assets		0.8
LTM debt extinguishment costs		(4.9)
LTM net income	$	40.1
Senior debt to LTM net income ratio		**7.63x**

Vanguard Health Systems, Inc.
Supplementary Financial Information

Coverage Ratio
Presentation of Most Directly Comparable GAAP Financial Measure (LTM Net Income to LTM Net Interest Ratio) and Reconciliation of Coverage Ratio to LTM Net Income to LTM Net Interest Ratio

(in millions, unaudited) ("LTM" denotes activity for the latest twelve-month period)	As of June 30, 2004
LTM Adjusted EBITDA, as defined by credit facility	$ 176.2
LTM interest expense, as defined by credit facility	40.5
Coverage ratio, as defined by credit facility	**4.35x**
Minimum coverage ratio requirement	*2.00*x
Reconciliation to most directly comparable GAAP measure:	
LTM Adjusted EBITDA, as defined by credit facility	$ 176.2
Adjusted EBITDA related to pre-ownership periods of acquisitions	(3.2)
LTM interest, net	(43.1)
LTM income tax expense	(24.9)
LTM depreciation and amortization	(64.7)
LTM minority interests	2.5
LTM equity method income	1.5
LTM non-cash stock compensation	(0.1)
LTM gain on sale of assets	0.8
LTM debt extinguishment costs	(4.9)
LTM net income	$ 40.1
LTM net interest, as defined by credit facility	$ 40.5
Adjustments:	
LTM amortization of deferred financing costs	1.8
LTM interest for specified construction projects	0.8
LTM net interest	$ 43.1
LTM net income to LTM net interest ratio	**0.93x**